"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

SUPPL

Invitation to Orkla Investor Day 2009

Orkla has the pleasure to invite you to Orkla Investor Day at Clarion Hotel Oslo Airport, Gardermoen on Wednesday 17 June 2009.

Please see the attachment for the programme.

The presentations will be held in English and webcasted live to Orkla's web-site www.orkla.com.

Please register by 18 May 2009 to info@orkla.no.

Orkla ASA
Oslo, 5 May 2009

Contacts Orkla Investor Relations:
Rune Helland, Tel.: +47 2254 4411
Siv Merethe S. Brekke, Tel.: +47 2254 4455

dlw 5/18

Invitation
Orkla Investor Day

17th of June 2009

We have the pleasure of inviting you to Orkla Investor Day

Clarion Hotel Gardermoen Oslo Airport
12:00 Registration and lunch
13:00
- Strategic direction by CEO Dag J Opedal
- Orkla Aluminium Solutions, by MD Bjørn Wiggen, Sapa
- Elkem Solar, by MD Helge Aasen, Elkem
- Orkla Brands, by MD Torkild Nordberg, Orkla Brands

17:15 Closing remarks

Please reply to info@orkla.no or fax the registration form to +47 22 54 44 90 by 18 May 2009

Name: ______________________________

Company: ____________________________

E-mail: ______________________________

Phone: ________________

Orkla ASA
Telephone: +47 22 54 40 00

Clarion Hotel Gardermoen Oslo Airport
Telephone: +47 63 94 94 94



"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

---

Disclosure requirement – Kongsberg Automotive ASA

Orkla ASA has today sold 136 000 shares in Kongsberg Automotive ASA. After this transaction Orkla owns 3 210 000 shares in Kongsberg Automotive ASA, which represents 4.93 % of the share capital.

Orkla ASA,
Oslo, 5 May 2009

Contact:
Rune Helland, Orkla Investor Relations,
Tel: +47 2254 4411

Press release

ORKLA
www.orkla.com
P.O. Box 423 Skøyen, NO-0213 Oslo Tel.: +47-22 54 40 00 E-mail: info@orkla.com

Ref.: SVP Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland Tel.: +47-2254 4411

Date: 6 May 2009

Orkla's profit affected by weak markets

The global economic decline intensified in the first quarter, weakening markets for Aluminium Solutions and Materials. Orkla Brands achieved satisfactory results with an improvement of six per cent. First-quarter operating profit (EBITA)[1] ended at NOK 233 million, compared with NOK 1.0 billion in the same period in 2008. Net profit was NOK 638 million, compared with NOK 687 million in the same period the previous year. Orkla has already implemented and is planning extensive measures to manage the cash flow and adapt production capacity to the weak market situation.

Orkla's first-quarter operating revenues totalled NOK 13.4 billion, down from NOK 16.3 billion in 2008. Much of this decline is ascribable to weak markets and a 40 per cent decline in volume for Orkla Aluminium Solutions. Volume and price trends for Orkla Materials were also negative in the quarter. Orkla's equity ratio was 50 per cent, while net interest-bearing debt was on a par with the end of 2008.

"Orkla has a diverse portfolio in which the less cyclical businesses like Orkla Brands and the energy business reported satisfactory results, while the more international, cyclical business areas in Aluminium Solutions and Materials were hard hit by the powerful global economic downturn. However, Orkla's financial position is robust, and the main focus in the short term is to adapt capacity and costs to the weak markets and, at the same time, be as well positioned as possible when the economic situation again improves," says President and CEO Dag J. Opedal.

He points out a few important milestones that were reached in the first quarter:
"The swap agreement whereby Orkla took over Alcoa's 45 per cent interest in Sapa Profiles in exchange for Orkla's 50 per cent stake in Elkem Aluminium was finally completed, generating an accounting gain of NOK 993 million. The new Elkem Solar plant is an investment of well over NOK 4 billion, and the ramp-up programme aimed at full-scale operations in the course of 2009 is on track. We also inaugurated one of the last major hydropower plants in Norway, Saudefaldene. That was an investment of over NOK 2 billion, and the plant's total production output is equivalent to 20 per cent of the city of Oslo's energy consumption," sums up President and CEO Opedal.

---

[1] Operating profit (EBITA): Before amortisation, restructuring and significant impairment charges

Fakta og bakgrunn: www.orkla.no. Illustrasjoner: Gå til www.orkla.no, velg Nyheter / Illustrasjoner. Her kan du laste ned Orklas logo, bilder av Orkla-ledelsen og andre illustrasjonsbilder.

THE GROUP'S CONDENSED INCOME STATEMENT

Amounts in NOK million	1.1. - 31.3. 2009	1.1. - 31.3. 2008	1.1. - 31.12. 2008
Operating revenues	**13,448**	16,332	65,579
Operating expenditures	**(12,597)**	(14,820)	(59,336)
Depreciation and impairment charges on tangible assets	**(618)**	(483)	(2,003)
Amortisation of intangible assets	**(50)**	(52)	(228)
Write-down of inventory in Sapa Profiles	**0**	0	(372)
Restructuring and significant impairments	**0**	0	(1,282)
Operating profit	**183**	977	2,358
Profit/loss from associates	**135**	179	2,189
Dividends	**45**	88	473
Gains, losses and write-downs in the Share Portfolio	**(315)**	(295)	(6,043)
Financial items, net	**(363)**	(103)	(992)
Profit/loss before taxes	**(315)**	846	(2,015)
Tax expenses	**(40)**	(184)	(895)
Profit/loss for the period for continued operations	**(355)**	662	(2,910)
Gains/profit discontinued operations	**993**	25	(55)
Profit/loss for the period	**638**	687	(2,965)
Minority interest's share of the profit/loss for the period	**(70)**	52	(137)
Majority interest's share of the profit/loss for the period	**708**	635	(2,828)
Profit/loss before taxes, the Industry division	**36**	955	3,356
Profit/loss before taxes, Orkla Financial Investments	**(351)**	(109)	(5,371)

EARNINGS PER SHARE

Amounts in NOK	1.1. - 31.3. 2009	1.1. - 31.3. 2008	1.1. - 31.12. 2008
Earnings per share	**0.7**	0.6	(2.8)
Earnings per share (diluted)	**0.7**	0.6	(2.8)
Earnings per share (diluted)[1]	**(0.3)**	0.6	(1.1)

[1] Excl. amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring, significant impairments and discontinued operations.

Exemptions No. 82-3998



Orkla ASA
First quarter results 2009

6 May 2009

ORKLA

Agenda

- Highlights and financial performance by CEO Dag J. Opedal
- Orkla Brands by EVP Torkild Nordberg
- Orkla Aluminium Solutions and Orkla Materials by EVP Bjørn Wiggen

ORKLA

Highlights Q1-09

- Weak EBITA due to global economic downturn
  - Orkla Brands holding up relatively well
  - Orkla Aluminium Solutions and Materials negatively impacted
- Reinforced action plan aimed at controlling cash flow
  - Orkla Aluminium Solutions target to stay cash neutral in 2009
  - Capacity curtailments in Orkla Materials
  - Reduction of working capital and investments
- Robust financial position
  - Financial assets provide flexibility
  - Unutilised credit facilities cover all refinancing needs in 2009, 2010 and well into 2011

Financial performance

- Group EBITA at NOK 233 million vs NOK 1 029 million in Q1-08
  - Satisfactory results in Orkla Brands, EBITA NOK 522 million
  - Weak sales volume for Orkla Aluminium Solutions, EBITA NOK -342 million
- Net profit NOK 638 million vs NOK 687 million in Q1-08
  - The swap agreement between Orkla and Alcoa implemented, giving a gain of NOK 993 million for discontinued operations in first quarter
- Neutral cash flow and stable net debt position

Change in EBITA from Q1-08 to Q1-09


1029
30
18
-82
-685
-32
-45
233
Q1-08
Orkla Brands
Elkem ex. Solar
Elkem Solar
Orkla Aluminium Solutions
Orkla Financial Investments
Other
Q1-09

Key figures for the Orkla group

in NOK million

	Q1 2009	Q1 2008
Operating revenues	13 448	16 332
EBITA*	233	1 029
Profit/loss before tax	-315	846
Net profit	638	687
Cash flow from industrial operations	214	839
Net cash flow	- 501	-2 275
	31.3 2009	**31.12 2008**
Net interest-bearing liabilities	26 588	27 424
Equity ratio (%)	49.9 %	47.7 %
Net gearing	0.56	0.55

* Earnings before amortisation, restructuring and significant impairments

Orkla Associates

REC

REC
in NOK million

1 Jan - 31 Mar	**2009**	**2008**	**Change**
Revenues	2 013	1 771	14 %
EBITDA	527	742	-29 %
EBIT	302	579	-48 %
Profit before tax	600	327	

- EBITDA decline of 29 % from Q1-08
- Revenue growth of 14 % from Q1-08, down from Q4-08
- EPS of NOK 0.80

JOTUN

Jotun
in NOK million

1 Jan - 31 Mar	**2009**	**2008**	**Change**
Revenues	2 740	2 259	21 %

- Growth in operating revenues
  - Positive impact from weaker NOK

ORKLA

Share Portfolio – better return than benchmark, but negative performance as of Q1


Portfolio
MSCI Nordic
OSEBX
S&P 500
2009
0.4 %
-5.7 %
-7.3 %
-11.0 %
2007-2009
-11.9 %
-15.2 %
-17.0 %
-13.1 %

- Net sold NOK 0.36 billion as of Q1 2009

Key figures *in NOK million*

NOK million	**31 Mar 09**	**31 Dec 08**	**Change 09**
Market value portfolio	9 906	11 426	-1 520
Share of portfolio invested			
- outside Norway	56 %	54 %	2 % pts
- in listed companies	77 %	76 %	1 % pts

ORKLA

Orkla is well prepared for stormy weather

- A diversified portfolio reduces risk from business-specific volatility
  - Large share of cash flow from less cyclical areas
- Robust balance sheet and gearing
- Unutilised committed credit facilities cover instalments well into 2011
- Tight cash management and allocation of capital
- Financial assets provide flexibility
  - Readiness to act on emerging opportunities

Global downturn – comprehensive action plan

- Orkla Brands – continuous improvement
  - Reinforced action plan
- Sapa - cash neutral basis in 2009
  - Gross reduction in man-years of approx. 2,500 (21 %) in Sapa Profiles
  - Several factories closed down
- Capacity in Elkem adjusted to current market conditions
  - Planned capacity reduction of approx. 40 % in 2009
  - Periodic close-downs of furnaces throughout 2009
- Closure of Borregaard's Swiss operations
  - Capacity reduction of approx. 1/3 in specialty cellulose + 10 % in lignin
  - Some volume allocation to low margin segments

Debt maturity profile


NOK million
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2009 2010 2011 2012 2013 2014 2015 2016 2017 2019-
Average maturity
4.5 years
■ Drawn amounts □ Unutilised credit facilities

Including financial initiative after Q1

ORKLA

Stable net gearing 0.56


NOK
billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 Q1 09
Equity
Net interest-bearing liabilities
Net gearing

ORKLA

Short term outlook

- Decline in global GDP in 2009
- Financial crisis - low visibility in terms of
  - Duration and depth
  - Impact per sector
- Q2-09:
  - Orkla Brands expected to hold up relatively well
  - Continued low volumes for Orkla Aluminium Solutions
  - Low demand and destocking for Orkla Materials
  - Lower reservoirs than normal for the energy-operations

Timing in the cycle


Early Mover
Orkla Financial Investments
Orkla Aluminium Solutions
Orkla Materials
REC
(39.73 %)
JOTUN
(42.5 %)
Orkla Brands
Cyclicality

Orkla Aluminium Solutions and Materials exposed to cyclical segments



Orkla Aluminium Solutions
Orkla Materials
Industrial
Automotive/ transportation
Building & Construction
Aluminium
Chemicals
Electronics
Foundries

ORKLA

The Orkla Group – leading positions



ORKLA

Brands	Aluminium Solutions	Solar Energy	Materials	Financial investments
The leading Nordic FMCG company – 80 % of revenues from #1 brands Growth ambitions outside the Nordics (CEE, Russia and India) 42.5 % in Jotun, a leading paint and coatings company in selected segments	The world's largest aluminium extrusion company Market leader in Europe and North America #2 globally wide position in heat transfer	39.73% in REC, global #1 in solar grade silicon and also #1 globally in multi-crystalline silicon wafers, together with substantial downstream activities Technological frontrunner in production of solar grade silicon REC – chemical/FBR Elkem Solar – metallurgical	Leading global producer of silicon metals and wood based chemicals A major player in the Nordic hydropower market	One of the largest privately held Nordic equity portfolios Property development activities Financial services
ORKLA Brands JOTUN	sapa:	REC Elkem	Elkem Borregaard	ORKLA Orkla Finans

ORKLA

ORKLA

Orkla Brands	Orkla Aluminium Solutions	Orkla Materials	Orkla Associates	Orkla Financial Investments
ORKLA Brands Foods Nordic Brands Nordic Brands International Food Ingredients	sapa: Sapa Profiles Heat Transfer Building System	Elkem Borregaard	REC JOTUN	ORKLA Share Portfolio Real Estate Orkla Finans

Direction of development

Orkla Brands	Orkla Aluminium Solutions	Orkla Materials	Orkla Associates	Orkla Financial Investments
• Organic and acquisitive growth in the Nordics, Russia and India	• From profiles to value-added solutions • Expand all 3 business segments • ROCE 15-20 %	• Elkem Solar "on stream" • Portfolio development and optimisation	**REC** • Advancing industrial positions **Jotun** • Organic growth in Asia, ME and Nordics	• Cash-generator • Support Orkla's industrial development

Summing up

<u>Demanding trading conditions</u>

- Understanding current realities
- Adequate actions
- Control of operations and cash flow

<u>Going forward</u>

- Leverage productivity gains
- Positioned for growth
- Future oriented business portfolio

Orkla Investor Day

Clarion Hotel Oslo Airport Gardermoen
17 June 2009 at 12 CET


GRANDIOSA
UTE PÅ PRØVE
Laban
FRUKTIGE SEIGDAMER
GRANDIOSA


SÆTRES BESTE
OLW
Favorit MIX

Orkla Brands

EVP Torkild Nordberg

ORKLA

Orkla Brands – holding up relatively well
(EBITA 12 month rolling)


NOK million
2 800
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
Q1-02
Q3-02
Q1-03
Q3-03
Q1-04
Q3-04
Q1-05
Q3-05
Q1-06
Q3-06
Q1-07
Q3-07
Q1-08
Q3-08
Q1-09

ORKLA

Satisfactory Q1 results

- Flat organic top line growth
  - Positively affected by Easter
  - Weak volume/mix performance
- Increase in input costs- half is related to fx-rates
  - Cost improvements projects
- Improved performance for Orkla Brands International
  - Krupskaya

Orkla Brands
in NOK million

1 Jan - 31 Mar	2009	2008	Change
Revenues			
Orkla Brands	**5 398**	**5 361**	1 %
Orkla Foods Nordic	2 283	2 293	0 %
Orkla Brands Nordic	1 870	1 859	1 %
Orkla Brands International	430	526	-18 %
Orkla Food Ingredients	898	780	15 %
Eliminations	- 83	- 97	
EBITA			
Orkla Brands	**522**	**492**	6 %
Orkla Foods Nordic	171	160	7 %
Orkla Brands Nordic	327	327	0 %
Orkla Brands International	- 3	- 27	
Orkla Food Ingredients	27	32	-16 %
EBITA margin	**9,7 %**	**9,2 %**	

ORKLA

Challenging market outlook – as expected

- A more cautious consumer- price-conscious
  - Market volumes declining in all markets
  - Discount stores increasing- price focus
  - Private label slightly increasing
- Intensified (volume) rivalry among branded suppliers
- Ongoing initiatives
  - Push and pull activities
  - Innovations
  - Continued focus on cost improvements

ORKLA



Orkla Aluminium Solutions

Bjørn Wiggen
MD Sapa AB

ORKLA

The aluminium extrusion industry is highly cyclical and is hit hard in economic downturns

Correlation Between YoY US Extrusion Market Growth and US GDP Growth



30 %
20 %
10 %
0 %
-10 %
-20 %
-30 %
Year On Year Growth (%)
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
GDP
Extrusion

Source: Aluminum Association, Global Insight (March 2009)

ORKLA

As a result, extrusion markets are continuing to decline



US Extrusion Consumption
400
350
300
250
200
150
100
Thousand Tons
341
316
193
342
308
318
293
276
207
-39%
-7%
-10%
-8%
-23%
Q1
Q2
Q3
Q4

- 2007 full year consumption -14%
- 2008 full year consumption -13%



European Extrusion Consumption
900
800
700
600
500
400
300
Thousand Tons
790
762
488
810
764
743
676
726
537
-36%
-4%
-6%
-9%
-26%
Q1
Q2
Q3
Q4

- 2007 full year consumption +3%
- 2008 full year consumption -12%

2007 2008 2009

Source: European Aluminium Association, Aluminum Association, CRU Monitor

ORKLA

Negative trend from end 2008 continued

- Very weak market development in all segments
  - Volumes in Profiles down 41 % from Q1-08
  - Heat Transfer hit by weak automobile markets
  - Building System down, but holding up relatively better
- Target maintained – underlying operations in ongoing businesses to be cash neutral in 2009

Orkla Aluminium Solutions
in NOK million

Revenues	Q1 2009	Q4 2008	Q1 2008	Change Q1-Q1
Orkla Aluminium Solutions	**4 883**	**6 139**	**7 432**	-34 %
Sapa Profiles	3 780	4 774	5 961	-37 %
Sapa HT and BS	1 290	1 601	1 754	-26 %
Eliminations	- 187	- 236	- 283	
EBITA				
Orkla Aluminium Solutions	**- 342**	**- 102**	**343**	
Sapa Profiles	- 313	- 271	200	
Sapa HT and BS	- 29	169	143	
EBITA margin	**-7,0 %**	**-1,7 %**	**4,6 %**	

ORKLA

Sapa is continuing to take action in respons to lower market volumes

- Volume decline in core activities has been met with 1:1 adjustments in direct manning levels
- Temporary unemployment schemes, partial plant shut downs, and salary reductions have been implemented
- In addition, a salary and expansion investment freeze has been introduced throughout the group
- If demand remains at the current low level, further restructuring initiatives will be pursued

ORKLA

Market conditions will remain difficult for most Sapa companies in 2009

- The market for Sapa Profiles will remain weak in 2009 and is not expected to recover until earliest 2010
- Sapa Building System is mainly exposed to non-residential construction, which is expected to be less impacted
- Sapa Heat Transfer facing declining markets in Europe and slower growth in Asia, but expected to hold up better than in Q1



No change in long-term targets EBITA margin 5-6 % over a business cycle

Growth in GDP and Aluminum Extrusion Consumption

- Western Europe -


GDP & Extrusion Consumption
300
250
200
150
100
50
Extrusion
GDP
Index 1982 = 100
1982
1987
1992
1997
2002
2007

- North America -


GDP & Extrusion Consumption
300
250
200
150
100
50
GDP
Extrusion
Index 1982 = 100
1982
1987
1992
1997
2002
2007

Source: Aluminum Association, European Aluminium Association, Global Insight

ORKLA



Orkla Materials

ORKLA

Elkem – Good energy trading results and reduced demand for silicon-related products

- Elkem Energy delivered improved results based on better trading results and higher prices
  - Reservoir levels considerably below normal
- Significant slowdown in demand for silicon-related products resulted in production cut-backs and weaker results
- Elkem Solar: start-up programme continued according to plan and material delivered from plant
  - NOK 159 million expensed in Q1

Elkem
in NOK million

1 Jan - 31 Mar	2009	2008	Change
Revenues			
Elkem	**1 838**	**2 065**	**-11 %**
Energy	556	442	26 %
Silicon-related	1 456	1 866	-22 %
Eliminations	- 174	- 243	
EBITA			
Elkem	**116**	**180**	**-36 %**
Energy	250	104	140 %
Silicon-related	- 134	76	-276 %
EBITA margin	**6,3 %**	**8,7 %**	

ORKLA

Good trading results for Elkem Energy

- Improved trading results
  - Positive contribution versus negative contribution last year
- Reduced production
  - Low water and snow reservoir levels in Q1-09 compared to high levels in Q1-08
  - Higher prices than in Q1-08
- Official opening of Sauda expansion on 21st April



EBITA per quarter - Energy
340
280
220
160
100
40
-20
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3 Q4
2008
Q1
2009

ORKLA

Silicon-related – low demand and reduction of capacity

- Ferro silicon, silicon metal and carbon all experienced drop in volume
- Falling market prices
- The weak trend is increasing into second quarter
- Capacity utilisation within Silicon related excl. Solar of 70% in Q1-09

Silicon-related
in NOK million

1 Jan - 31 Mar	**2009**	**2008**	**Change**
Revenues	1 456	1 866	-22 %
EBITA ex Elkem Solar	25	153	-84 %
EBITA Elkem Solar	- 159	- 77	
Total EBITA	- 134	76	

ORKLA

Update on solar market

- Long-term drivers remain strong, but market conditions currently challenging
  - Price pressure and low demand visibility along the entire value chain
  - Strong political support
  - Continued cost reduction will improve solar competitiveness





ORKLA

Update on Elkem Solar – progressing according to plan

- Majority of production expected in second half
  - Targeting 2009 production of 1500 – 2500 MT
  - H1 production impacted by standard ramp-up procedures
- Break-even EBITA estimated at approx. 2500 MT/year (40 % of capacity)
  - Break-even EBITDA at approx. 1800 MT/year


Ramp-up scenarios
MT per month
600
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Volume risk mainly related to scale-up and equipment availability

ORKLA

Product quality key success criteria

Cell efficiency (%) obtained by Q-Cells on industrial lines



15,52 ± 0,19
15,52 ± 0,14
15,57 ± 0,09
15,53 ± 0,13
15,42 ± 0,10
16
14
12
10
8
6
4
2
0
Reference
33% ESS
40% ESS
60% ESS
100% ESS

- Elkem Solar Silicon (ESS) is positioned in the polysilicon quality segment
  - Stable, low levels of impurities
  - Phosphorus <1.5 ppmw
  - Boron < 0.4 ppmw
- Cell efficiency equivalent to cells produced from polysilicon
- No significant differences in other metrics (breakage, degradation)

Borregaard – soft markets hit Chemicals in Q1

- Weaker demand for key products
  - Volume decline for core lignin and cellulose products for the construction sector
  - Price level largely maintained
- Notable profit in Q1-08 from discontinued operations (Swiss plant)
- Energy sector results affected by lower power production

Borregaard
in NOK million

1 Jan - 31 Mar			
Revenues	**2009**	**2008**	**Change**
Borregaard	**988**	**1 216**	-19 %
Energy	48	62	-23 %
Chemicals	987	1 207	-18 %
Eliminations	- 47	- 53	
EBITA			
Borregaard	**48**	**102**	-53 %
Energy	10	25	-60 %
Chemicals	38	77	-51 %
EBITA margin	**4,9 %**	**8,4 %**	

Coming events

17 June 2009	Orkla Investor Day
12 August 2009	Q2-2009
30 October 2009	Q3-2009

Appendix

ORKLA

Group income statement Q1-09

Key figures *in NOK million*

1 Jan - 31 Mar	2009	2008	Change
Operating revenues	**13 448**	**16 332**	-18 %
EBITA*	**233**	**1 029**	-77 %
Amortisation intangibles	-50	-52	
Restructuring and significant impairment	0	0	
EBIT	**183**	**977**	
Associates	135	179	
Dividends	45	88	
Gains and losses/write-downs Share Portfolio	- 315	- 295	
Net financial items	- 363	- 103	
Profit before tax	**- 315**	**846**	
Tax expenses	-40	-184	
Profit for the period continuing operations	**- 355**	**662**	
Discontinued operations	**993**	**25**	
Profit for the period	**638**	**687**	
Minority interests' share of the profit/loss for the accounting period	- 70	52	
Majority interests' share of the profit/loss for the accounting period	708	635	
Earnings per share diluted, adjusted (NOK)**	-0.3	0.6	

* Operating profit before amortisation, restructuring and significant impairment charges
** Excluding amortisation, restructuring and significant impairment and discontinued operations

ORKLA

Cash flow

Key figures *in NOK million*

1 Jan - 31 Mar	**2009**	**2008**
Industry division:		
Operating profit	230	993
Amortisations, depreciations and write-downs	658	528
Changes in net working capital	- 349	- 335
Net replacement expenditure	- 325	- 347
Cash flow from operations	**214**	**839**
Financial items, net	- 501	- 282
Cash flow from Industry division	**- 287**	**557**
Cash flow from Financial Investments	**507**	**473**
Taxes paid and miscellaneous	- 401	- 445
Cash flow before capital transactions	**- 181**	**585**
Dividends paid and share buybacks	- 1	- 681
Cash flow before expansion	**- 182**	**- 96**
Net expansion	- 681	-1 124
Net purchases/sales portfolio investments	362	-1 055
Net cash flow	**- 501**	**-2 275**
Currency translation net interest-bearing debt	1 337	- 170
Change in net interest-bearing debt	**- 836**	**2 445**
Net interest-bearing debt	**26 588**	**18 623**

ORKLA

Balance sheet

Key figures *in NOK million*

	31.3.2009	**31.12.2008**
Intangible assets	17 720	17 301
Property, plant and equipment	25 314	26 368
Financial non-current assets	17 566	18 331
Non-Current assets	**60 600**	**62 000**
Assets in discontinued operations	-	3 148
Inventories	8 637	9 564
Receivables	11 685	14 331
Share Portfolio etc.	9 925	11 445
Cash and cash equivalents	3 761	4 438
Current assets	**34 008**	**39 778**
Total assets	**94 608**	**104 926**
Paid-in equity	1 993	1 993
Earned equity	44 765	45 390
Minority interests	413	2 686
Equity	**47 171**	**50 069**
Provisions	5 001	5 233
Non-current interest-bearing liabilities	27 977	29 598
Current interest-bearing liabilities	2 659	3 654
Liabilities in discontinued operations	-	665
Other current liabilities	11 800	15 707
Equity and liabilities	**94 608**	**104 926**
Equity to total assets ratio	49.9%	47.7%
Net gearing	0.56	0.55

ORKLA

Net financial items

Key figures *in NOK million*

1 Jan - 31 Mar	2009	2008	Full year 2008
Net interest expenses	-321	-185	-977
Currency gain/loss	-22	11	-49
Other financial items, net	-20	71	34
Net financial items	**-363**	**-103**	**-992**

ORKLA

Funding Sources


Unutilised credit facilities 22 %
Bonds and CP 25 %
7.6
8.8
18.9
Banks 53 %

Figures in NOK billion

ORKLA

Currency translation effects

in NOK million

Revenues	Q1-09
Orkla Brands	70
Orkla Aluminium Solutions	507
Elkem	68
Borregaard	51
Total	**696**

EBITA	Q1-09
Orkla Brands	3
Orkla Aluminium Solutions	-46
Elkem	5
Borregaard	0
Total	**-38**

ORKLA

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 31 Mar 2009

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra Systems	Industry	586	5 %	15,5 %
Rieber & Søn	Food	501	3 %	15,6 %
Hennes & Mauritz AB-B SHS	Retailing	390	3 %	0,2 %
Network Norway AS	Telecommunication	282	3 %	26,2 %
Elekta B	Medicine-Technology	251	3 %	4,1 %
Tandberg	Video-Conference	247	3 %	2,2 %
Nokia A	Telecommunication	245	2 %	0,1 %
Industri Kapital 2004	Private Equity	240	2 %	5,1 %
Industri Kapital 2000	Private Equity	238	2 %	3,6 %
AstraZeneca SEK	Medicine-Technology	221	2 %	0,1 %
Total principal holdings		3 199	32,3 %	
Market value of entire portfolio		**9 906**		

ORKLA

ORKLA

ORKLA

"Exemptions No. 82-3998"

Orkla
First Quarter 2009



ORKLA

Contents

FIRST QUARTER IN BRIEF

- The international recession grew worse in the first quarter and contributed to weaker demand in important product markets in Orkla Aluminium Solutions and Orkla Materials.
- Orkla has implemented and planned extensive measures in order to adapt production capacity and costs to the challenging market situation.
- Orkla's EBITA came to NOK 233 million (NOK 1,029 million)[1] in the first quarter.
- Orkla Brands had a satisfactory EBITA of NOK 522 million (NOK 492 million)[1].
- The volume for Orkla Aluminium Solutions was 40 % lower than the same quarter last year. This contributed to a weak result, with EBITA of NOK -342 million (NOK 343 million)[1].
- In Orkla Materials, there was profit growth for Elkem's energy business, while the markets for the silicon-related units weakend considerably during the quarter. Elkem Solar is following the targeted start-up plan, and this has resulted in EBITA of NOK -159 million.
- REC reported EBITDA of NOK 527 million (NOK 742 million)[1] in the first quarter. Jotun has had a satisfactory start for the year with continued growth in sales.
- The stock markets were somewhat weaker in the quarter than at year-end, and this contributed to a negative return of -5.7 % in the Share Portfolio in the first quarter compared with returns for the Morgan Stanley Nordic Index and the Oslo Børs Benchmark Index of -7.3 % and +0.4 %, respectively. The impairment resulted in further accounting write-downs, and the net result in the Share Portfolio came to NOK -315 million.
- Profit/loss before taxes came to NOK -315 million (NOK 846 million)[1] in the first quarter.
- The swap between Orkla and Alcoa has been completed. The transaction gives a positive contribution to profit for Orkla of NOK 993 million, which is shown on the line for discontinued operations.

[1] Figures in parentheses are for the corresponding period in the previous year.

KEY FIGURES FOR THE ORKLA GROUP

	1.1. - 31.3.		1.1. - 31.12.
Amounts in NOK million	**2009**	**2008**	**2008**
Operating revenues	**13,448**	16,332	65,579
Adjusted EBITA[1]	**233**	1,029	4,240
Profit/loss before taxes	**(315)**	846	(2,015)
Earnings per share diluted (NOK)	**0.7**	0.6	(2.8)
Cash flow from operating activities	**214**	839	2,642
Net interest-bearing liabilities	**26,588**	18,623	27,424
Equity ratio (%)	**49.9**	55.4	47.7
Net gearing	**0.56**	0.35	0.55

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring and significant impairments.

OPERATING REVENUES
NOK million


20 000
16 000
12 000
8 000
4 000
0
16 332
16 851
15 904
16 492
13 448
1Q 2Q 3Q 4Q
2008
1Q
2009

EBITA
NOK million


1 500
1 200
900
600
300
0
1 029
1 187
1 026
998
233
1Q 2Q 3Q 4Q
2008
1Q
2009

THE GROUP

Orkla's operating revenues came to NOK 13,448 million (NOK 16,332 million)[1] in the first quarter. The decline was mainly a result of continued weak markets for Orkla Aluminium Solutions and weaker markets for Elkem's silicon-related products and Borregaard's chemicals business. The Norwegian krone is stronger now than it was at year-end, but still weaker than in the same quarter last year, relative to both USD and EUR. This resulted in a positive currency conversion effect on operating revenues of NOK 696 million.

EBITA came to NOK 233 million (NOK 1,029 million)[1] in the first quarter. The negative deviation in profits can be mainly explained by the weak sales volume in Orkla Aluminium Solutions. The total volume was 40 % lower than last year. Demand in the North American market has been in decline now for 10 consecutive quarters and is down 60 % since its peak in the first quarter of 2006. Orkla Brands had a growth in profits relative to last year. Implemented price increases and cost-reducing measures compensated for a weaker volume trend and raw material price increases. The timing of this year's Easter vacation had a positive effect on the results. For Orkla Materials, the picture was more complicated. The energy business in Elkem had better results than in the same quarter last year, primarily as a result of positive contributions from trading activities compared with losses during the same quarter last year. Weaker markets contributed to a decline in profits for the silicon-related businesses in Elkem and for Borregaard's chemicals business. The start-up programme for Elkem Solar is following its ramp-up plan with an EBITA of NOK -159 million in the first quarter. The uncertain financial markets resulted in continued poor results for Orkla Finans in the first quarter. For the Group as a whole, EBITA was negatively affected by currency conversion effects of NOK -38 million during the quarter.

The swap between Orkla and Alcoa, where Orkla acquires Alcoa's 45.45 % share in Sapa Profiles in exchange for its 50 % share in Elkem Aluminium was completed on 31 March 2009. Low book values in Elkem Aluminium meant that the transaction made a positive contribution of NOK 993 million to Orkla's earnings for the first quarter, which is presented on the line for discontinued operations.

Orkla's share in REC (39.73 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. REC had an EBITDA of NOK 527 million in the quarter compared with NOK 742 million last year. Profit after tax for REC, however, was higher than last year. Following this, Orkla's earnings contribution from REC came to NOK 157 million in the first quarter, whereas it amounted to NOK 84 million in the first quarter of 2008.

In the first quarter, the Share Portfolio had a return of -5.7 % compared with -7.3 % for the Morgan Stanley Nordic Index and 0.4 % for the Oslo Børs Benchmark Index. Gains, losses and write-downs in the Share Portfolio came to NOK -315 million for the quarter, of which accounting write-downs amounted to NOK 816 million. As described in Orkla's Annual Report for 2008, the Share Portfolio concluded hedge accounting in 2008. Currency hedging effects will thus be regularly reported in the income statement. A strengthened Norwegian krone from year-end entailed that there were positive hedge effects of NOK 513 million during the quarter. Dividends received for the Share Portfolio amounted to NOK 45 million (NOK 87 million)[1].

Orkla's profit per share diluted in the quarter amounted to NOK 0.7 compared with NOK 0.6 in the first quarter of 2008. Also adjusted for discontinued operations, however, the profit per share amounted to NOK -0.3 compared with NOK 0.6 in the first quarter of 2008. The tax for the first quarter is estimated at NOK -40 million.

THE BUSINESS AREAS

ORKLA BRANDS

	1.1. - 31.3.		1.1. - 31.12.
Amounts in NOK million	2009	2008	2008
Operating revenues	**5,398**	5,361	23,398
EBITA[1]	**522**	492	2,590
Operating margin (%)	**9.7**	9.2	11.1
Cash flow from operations before net replacement expenditures	**591**	498	2,984
Net replacement expenditures	**137**	136	633
Expansion investments	**22**	8	214

[1] Before amortisation, restructuring and significant impairments.

- Satisfactory result. The timing of this year's Easter vacation had a positive effect on the results.
- Weak volume trend.
- Weak Norwegian and Swedish kroner result in increased purchasing costs.

Demanding constraints triggered by the financial crisis also affect Orkla Brands, but are mainly compensated for by implemented measures. The volume trend was weak during the quarter, and the focus on innovation and market activities will be intensified in the coming months. A weaker SEK and NOK relative to key purchasing currencies, such as EUR and USD, has resulted in increased purchasing costs.

The operating revenues in the first quarter came to NOK 5,398 million (NOK 5,361 million)[1]. Underlying[2] sales were somewhat lower than in the same quarter last year. There was a weaker volume trend during the quarter.

EBITA came to NOK 522 million (NOK 492 million)[1] in the quarter. The growth in profits was moderately affected by purchases and sales of businesses and currency translation effects related to consolidation. However, this year's timing of the Easter holiday had a positive effect on the results compared with the first quarter of 2008. Cost-cutting measures and somewhat less investment in advertising made a positive contribution during the quarter. Orkla Brands International had a growth in profits, while Orkla Foods Nordic, Orkla Brands Nordic and Orkla Food Ingredients had results on the same level as the year before.

[2] Excluding acquisitions, divestments and currency translation effects.

There is still a fluctuating price trend for key international raw materials. Norwegian agricultural raw materials continued to increase in price as a result of agreements entered into in the Norwegian collective agricultural agreement in the spring of 2008.

The most important launches during the quarter were Pizza Grandiosa without Red Bell Pepper (Norway), Grandiosa minipizza (Sweden), new variants of Polly Turmiks (Norway) and Ballerina Choko (Sweden).

Orkla Foods Nordic

In the first quarter, Orkla Foods Nordic had operating revenues of NOK 2,283 million (NOK 2,293 million)[1], an underlying[2] decline of about 2 %. EBITA came to NOK 171 million (NOK 160 million)[1] in the first quarter. The underlying[2] profit was on the same level as last year.

For Stabburet, a good launch programme and Easter sales contributed to sales growth and profit growth. In Finland, the positive trend continued. Successful launches and efficiency improvement gains contributed to growth in sales and profit. In Sweden, Abba had underlying[2] profit growth, while Procordia suffered a decline. The purchase prices in Sweden increased considerably as a result of a weakened Swedish krone. Aggressive marketing measures resulted in increased costs during the quarter and weakened underlying[2] profits for Bakers. The results in Beauvais were somewhat weaker than last year. The market shares for Orkla Foods Nordic are somewhat lower in total, relative to last year.

Orkla Brands Nordic

In the quarter, Orkla Brands Nordic had operating revenues of NOK 1,870 million (NOK 1,859 million)[1], an underlying[2] decline of about 1 %. EBITA came to NOK 327 million (NOK 327 million)[1] for the quarter. The timing of this year's Easter vacation had a positive effect on the results.

Profits for the quarter were negatively affected by weak Norwegian and Swedish kroner. Implemented price increases were not adequate to fully compensate for increased purchasing costs. Lilleborg had a somewhat weaker quarter than last year as a result of heightened activity among competitors with price campaigns in a number of categories. Overall market shares for Orkla Brands Nordic are somewhat weakened during the quarter.

Orkla Brands International

Orkla Brands International's operating revenues came to NOK 430 million (NOK 526 million)[1] in the first quarter. The underlying[2] revenues were at the same level as in the same period last year. EBITA in the first quarter came to NOK -3 million (NOK -27 million)[1]. The underlying[2] profit growth was NOK 23 million.

Starting in 2009, the responsibility for and reporting related to the businesses in Rumania have been moved to Orkla Food Ingredients. Felix Austria, MTR Foods and Krupskaya reported sales growth, but this was counteracted by weaker sales for SladCo. Price increases from last year and during the quarter compensated for rising prices for input factors. The profit growth was primarily related to Russia as a result of measures to promote improvement in SladCo and sales growth and cost improvements in Krupskaya. In Felix Austria and MTR Foods, the results weakened, primarily due to increased investment in advertising.

Orkla Food Ingredients

In the first quarter, Orkla Food Ingredients had operating revenues of NOK 898 million (NOK 780 million)[1], an underlying[2] growth of about 1 %. EBITA in the first quarter came to NOK 27 million (NOK 32 million)[1]. The underlying[2] profit was at the same level as last year.

Orkla Food Ingredients' businesses in Scandinavia generally enjoyed a stable trend. The Swedish businesses experienced the greatest pressure on earnings as a result of a weakened Swedish currency and a higher price for almonds in Sweden and Denmark. The businesses in Eastern Europe experienced difficult market conditions because of both a weakened currency relative to EUR/USD and a generally lower demand. In the Scandinavian businesses, it is assumed that the timing of the Easter holiday relative to 2008 has had a positive effect on operating revenues and EBITA in the first quarter, with a corresponding opposite effect in the second quarter.

ORKLA ALUMINIUM SOLUTIONS

	1.1. - 31.3.		1.1. - 31.12.
Amounts in NOK million	**2009**	2008	2008
Operating revenues	**4,883**	7,432	27,809
EBITA[1]	**(342)**	343	697
Operating margin (%)	**(7.0)**	4.6	2.5
Cash flow from operations before net replacement expenditures	**14**	671	765
Net replacement expenditures	**79**	85	950
Expansion investments	**111**	95	547

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring and significant impairments.

- Weak markets and volume drop by 40 %.
- Enhanced action plan to stay cash neutral trough 2009.
- Heat Transfer's order intake increased towards the end of the quarter.

Sapa had a very slow start to the year with operating revenues totaling NOK 4,883 million (NOK 7,432 million)[1] in the first quarter. EBITA ended at NOK -342 million (NOK 343 million)[1]. January was particularly poor as many customers waited until mid-January to open after the holidays. In addition, also February and March showed low activity levels. As lead times from extrusion producers have gone down to practically zero, customers are able to continue to maintain stocks at minimum levels.

Sapa's markets have been very challenging in the first quarter. Volumes keep falling both in North-America and in the European markets, and no sign of improvement is shown in the short run. Especially Profiles experience a sharp decline, whilst volumes in Building System are falling more moderately.

The market in North Europe has continued the downward trend. In UK, housing starts fell by 58 % in the end of fourth quarter 2008, and no turn is expected in the short term. Also the Dutch market continues at historical lows. The down-turn is particularly impacting automotive, green-house and sun blinding segments, and at the moment the only segments keeping up fairly well are solar and thermal management.

German industrial production fell by 16 % year-on-year in the first quarter, at the same time new car sales increased by 18 % driven by a new car scrapping bonus. Still, the effect of the increase in car sales has not yet reached the extrusion market, that continued to decline into the latter part of March, with extruders reporting orders down by as much as a third on the same period last year. This slowdown of key customer industries is generating a strong price pressure and, particularly in the standards' market, spreads are being reduced.

The South European region continues to experience very difficult market conditions and continues to be worst hit in the Euro zone. Spain is experiencing a strong price pressure as competitors are lowering prices for short-term cash flow. Furthermore, some Spanish extruders are also competing with better payment conditions putting further pressure on margins.

The North American extrusion market has now had year-on-year demand reduction for extruded aluminium for ten quarters in a row. In February the North American extrusion shipments were down 39 % year-on-year, while Sapa was down 35 % and thereby gaining market share.

The Chinese market has weakened compared to the first half of 2008. However, growth is still expected for the economy in general. March was better than the previous month and confidence indices are improving slightly.

Sapa Profiles

Profiles' sales volumes reached 122,000 tonnes, 41 % down from first quarter 2008. Sapa Profiles EBITA was a negative NOK -313 million, compared with NOK 200 million in first quarter 2008. Those entities within Profiles that have a fairly large share of added fabrication are worse hit than before.

Sapa Heat Transfer & Building System

Heat Transfer's volumes for the quarter were at 22,000 tonnes, 14,000 tonnes below first quarter 2008. Heat Transfer and Building System had a joint EBITA of NOK -29 million (NOK 143 million)[1]. Heat Transfer's order intake increased somewhat towards the end of the quarter.

ORKLA MATERIALS

	1.1. - 31.3.		1.1. - 31.12.
Amounts in NOK million	2009	2008	2008
Operating revenues	**2,808**	3,279	13,600
EBITA[1]	**164**	282	1,373
Operating margin (%)	**5.8**	8.6	10.1
Cash flow from operations before net replacement expenditures	**66**	80	1,322
Net replacement expenditures	**82**	135	649
Expansion investments	**481**	637	3,381

[1] Before amortisation, restructuring and significant impairments.

- A positive EBITA from trading and accounting profit as a result of Elkem Fornybar Energi's merger with Norsk Grønnkraft AS, gave profit growth for the energy business.
- Substantially worsened market conditions for the silicon-related units. As a result, the production capacity has been significantly reduced during the first quarter.
- Elkem Solar is following the start-up programme. EBITA came to NOK -159 million in the quarter.
- Worsened market conditions had a negative effect on Borregaard's chemicals business, while the decline in profits in Borregaard's energy business was due to lower own production and reduced EBITA from trading.

In the first quarter, Orkla Materials had operating revenues of NOK 2,808 million (NOK 3,279 million)[1] and EBITA of NOK 164 million (NOK 282 million)[1].

Elkem

In the first quarter, Elkem's operating revenues was NOK 1,838 million (NOK 2,065 million)[1]. EBITA came to NOK 116 million, a reduction of NOK 64 million relative to the same period in 2008. EBITA for Elkem Solar in the first quarter was NOK -159 million, whereof depreciation amounted to NOK 63 million in the quarter. The other silicon-related units, excluding Elkem Solar, experienced weak markets, which resulted in a decline in profits of NOK 129 million compared with the first quarter of 2008.

Elkem Energy had a significantly higher profit than in the first quarter of 2008, primarily because of a positive EBITA from trading compared with losses during the same period last year. In addition, the merger of Elkem Fornybar Energi with Norsk Grønnkraft AS yielded a positive contribution to profit of NOK 54 million. Power production in the quarter amounted to 750 GWh, compared with 837 GWh in the corresponding period last year due to a planned higher production in the previous quarter as a result of price expectations and a lower inflow of water and lower levels of accumulated snow. The lower production volume was counteracted by higher realised prices. There was a positive EBITA from trading of NOK 27 million, which was NOK 81 million higher than in the same period in 2008.

For the silicon-related units, the aggregate profit was lower than in the first quarter of 2008, due to NOK 82 million in higher recognised costs at Elkem Solar and significantly weaker markets for silicon-related products. Furthermore, in the same period last

year Elkem had a positive non-recurring effect related to the sale of the calcium carbide business at Pryor in the USA. The ramp-up programme at Elkem Solar is proceeding according to plan, and in the first quarter tonnage was delivered from the industrial plant to the market. The volume of silicon and ferrosilicon taken out by customers in Europe and Asia was low and resulted in the shut-down of capacity at the majority of Elkem's factories in Norway. The level of activity is regularly adapted to the market trend, and at the close of the first quarter the silicon-related businesses, excluding Elkem Solar, operated altogether at about 70 % capacity utilisation. The carbon activities experienced decreasing demand in the same way as other silicon-related business and manufactured at a reduced production rate in the first quarter.

Borregaard

Borregaard's operating revenues in the first quarter of 2009 was NOK 988 million (NOK 1,216 million)[1], an underlying[2] decrease of 7 % from last year. EBITA was NOK 48 million (NOK 102 million)[1].

There was a decline from the first quarter last year in both the chemicals business and the energy business. The lower profits in the chemicals business (from NOK 77 million to NOK 38 million) was due to lower demand and a reduced sales volume for key product groups, especially those directed towards the building industry, along with the absence of a profit in the now closed-down units in the first quarter last year. This was partly counteracted by price increases and more favourable currency exchange rates.

In total, special cellulose had lower results than in the same quarter last year because the plant in Switzerland, which has now been closed down, had a profit in the first half of 2008. For the continuing operations in Norway, however, there was an increase in profits, but still weak profitability. For the lignin business, the results were weaker as a result of reduced sales volume. The decline in volume was partly compensated by price increases, a strengthened USD and lower raw materials costs. For Ingredients, the results from continued operations (aroma products and Denomega) were somewhat better than last year. All in all, the fine chemicals business had a stable profit compared with last year.

Effective 1 January 2009, the results for Øraveien Industripark were transferred to Orkla Eiendom.

The energy business posted a profit/loss before taxes of NOK 10 million in the quarter (NOK 25 million)[1]. The substantially weaker results were due to lower own production than in the same quarter last year, primarily as a result of less inflow in Glomma. The market prices were higher, while the contribution from financial power trading was lower than last year. The rehabilitation of the Borregaard power plant is proceeding as planned, and the new aggregates will be put into operation in the second quarter.

ORKLA ASSOCIATES

	1.1. - 31.3.		1.1. - 31.12.
Amounts in NOK million	**2009**	**2008**	**2008**
Profit/loss from associates	**135**	179	2,189[1]
Of which Renewable Energy Corporation (REC)	***157***	*84*	*1,217*

[1] Of which NOK 830 million were a profit from the sale of a 40 % share in Hjemmet Mortensen.

Orkla Associates mainly consists of the investments in the Renewable Energy Corporation ASA (REC) (39.73 % share) and Jotun AS (42.5 % share). Orkla's investment in SPDE (32,99 % share) is also included on the line for associated companies and the contribution to profit from SPDE was a negative NOK 78 million in the quarter. The figures for REC and Jotun below are on a 100 % basis.

REC had operating revenues of NOK 2,013 million in the first quarter, an increase of 14 % from the same quarter last year. EBITDA was NOK 527 million (NOK 742 million)[1]. The decline in EBITA was primarily related to lower profitability in REC Wafer, where delayed start-up of the company's own silicon production entailed an increased purchase of external silicon metal at higher prices. In addition, there was a limited earnings contribution from REC Solar during the quarter.

Jotun are to an increasing extent exposed to effects from the unsettled world economy, and the volume growth of the past years has softened. There are substantial variations between the business areas. Jotun has positive effects from somewhat lower raw material prices. A weaker NOK compared to the first quarter of 2008 contributes to an increase in operating revenues, measured in NOK, of 21 %.

ORKLA FINANCIAL INVESTMENTS

	1.1. - 31.3.		1.1. - 31.12.
Amounts in NOK million	**2009**	**2008**	**2008**
EBITA[1]	**(47)**	(15)	**(98)**
Dividends	**45**	87	**471**
Gains, losses and write-downs			
in the Share Portfolio	**(315)**	(295)	**(6,043)**
Other financial items	**(34)**	114	**299**
Profit/loss before taxes	**(351)**	(109)	**(5,371)**
Market value of the Share Portfolio	**9,906**	17,141	**11,426**
Return on the Share Portfolio	**(5.7)**	(7.2)	**(45.3)**
Unrealised gains on the Share Portfolio	**518**	2,732	**847**

[1] Before amortisation, restructuring and significant impairments.

The profit/loss before taxes for Orkla Financial Investments came to NOK -351 million (NOK -109 million)[1] in the first quarter. The main reason for the loss was write-downs in keeping with IFRS of NOK -816 million for the quarter, whereas positive currency hedging effects amounted to NOK 513 million.

The Share Portfolio had a return of -5.7 % compared with -7.3 % for the Morgan Stanley Nordic Index and 0.4 % for the Oslo Børs Benchmark Index. The market value of the Share Portfolio was NOK 9,906 million at the end of the quarter. The net sale of shares

in the quarter amounted to NOK 362 million. The unrealised gains at the end of the period amounted to NOK 518 million.

In the quarter, gains, losses and write-downs in the Share Portfolio amounted to NOK -315 million (NOK -295 million)[1]. Dividends received amounted to NOK 45 million (NOK 87 million)[1].

Orkla Finans had operating revenues of NOK 26 million (NOK 52 million)[1], and EBITA came to NOK -16 million (NOK -13 million)[1] during the quarter. Orkla Finans still has demanding markets. Orkla Eiendom posted a profit/loss before taxes of NOK -55 million in the quarter (NOK 13 million)[1]. The decline can be partly explained by negative accrual effects.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities was NOK 214 million in the first quarter compared with NOK 839 million in the first quarter of 2008. The decline was mainly due to a lower operating profit. The working capital increased somewhat seasonally for many of the industrial operations. There is still a strong focus on reduction of the working capital and the Group expects a decrease in the working capital during the year in its entirety. Despite the lower operating profit, Sapa is maintaining its objective of being cash neutral in 2009.

Financial items paid amounted to NOK -501 million, compared with NOK -282 million in the first quarter of 2008.

Expansion investments amounted to NOK 614 million during the quarter and are mainly related to Elkem Solar, but there were also payments related to the completion of the hydropower development at Sauda.

Net sale of portfolio investments totalled NOK 362 million in the quarter compared with net purchases of NOK 1,055 million in the first quarter last year. Acquisition of companies amounted to NOK 67 million.

After expansion and net portfolio investments, the Group had a negative net cash flow of NOK -501 million in the quarter. However, the Norwegian krone strenghtened during the quarter, and this had positive currency translation effects on the Group's net interest-bearing liabilities, which was reduced by a total of NOK 836 million and amounted to NOK 26,588 million at the end of the quarter.

In the first quarter the average borrowing rate for Orkla was 4.4 %, and the great majority of the liabilities had floating interest-rate terms. The interest-bearing liabilities are mainly divided among the following currencies: NOK, SEK, EUR, DKK and USD.

The consolidated balance sheet for the quarter has been reduced by NOK 10.3 billion, mainly as a result of currency translation effects and the removal of discontinued operations (Elkem Aluminium) from the balance sheet after the completed transaction on 31 March 2009.

OTHER MATTERS

The General Meeting approved on 23 April 2009, to distribute a dividend for 2008 of NOK 2.25 per share, identical to the dividend for 2007. The dividend will be paid on 6 May 2009 to shareholders of record as of the date of the Annual General Meeting.

As members of the Corporate Assembly, Johan H. Andresen jr., Idar Kreutzer, Knut Brundtland, Rune Bjerke, Kjetil Houg, Nils-Henrik Pettersson, Gunn Wærsted, Lars Windfeldt, Anne Gudefin, Olaug Svarva, Dag Mejdell, Marianne Blystad and Nils Selte were reelected for a term of one year, while Terje Venold was elected as a new member for a term of one year.

As deputy members of the Corporate Assembly, Ann Kristin Brautaset, Anne Birgitte Fossum, Scilla Treschow Hokholt, Benedikte Bjørn and Andreas Enger were reelected for a term of one year, while Mimi K. Berdal was elected as a new deputy member for a term of one year.

As members of the Election Committee, Knut Brundtland was reelected as a member for two years, and Nils-Henrik Pettersson was elected as a new member for a term of two years. Knut Brundtland was reelected as chairman of the Election Committee for a term of two years.

OUTLOOK

The global economic crisis has intensified throughout the first quarter, and negative growth is expected in the USA and the EU in 2009.

In general, the visibility in Orkla's markets is currently very low, which greatly complicates the preparation of good prognoses and estimates. The focus of the Group's activities is therefore on having a high level of preparedness and the ability to continuously adapt its capacity and cost level relative to the market trend.

The Nordic grocery market is expected to be less affected by the weak economic trend. Outside the Nordic countries, however, the effects could be somewhat greater.

Orkla Aluminium Solutions has implemented substantial measures to adapt the cost structure to weak growth and demand throughout 2008 and at the start of 2009, and further measures are being evaluated in step with the market trend. Orkla Aluminium Solutions is maintaining the objective of adapting its operations throughout 2009 so that altogether they have a neutral cash flow.

For Orkla Materials, the markets have weakened throughout the first quarter of 2009. The silicon and ferrosilicon markets in particular are demanding at the start of the second quarter. The energy businesses in Elkem and Borregaard are expected to be less affected, even though the reservoir-levels are lower than normal.

In the first quarter, the average borrowing rate for Orkla was 4.4 %. Money market rates are expected to remain lower, but

the lending margins, which rose sharply in 2008, are expected to remain at a high level in the coming months. Group liabilities are distributed among currencies in proportion to the Group's net investments in countries outside Norway. The liabilities measured in NOK will therefore fluctuate in step with currency fluctuations.

Oslo, 5 May 2009
The Board of Directors of Orkla ASA

THE GROUP'S CONDENSED INCOME STATEMENT

Amounts in NOK million	Note	1.1. - 31.3. 2009	1.1. - 31.3. 2008	1.1. - 31.12. 2008
Operating revenues	2	**13,448**	16,332	65,579
Operating expenditures		**(12,597)**	(14,820)	(59,336)
Depreciation and impairment charges on tangible assets		**(618)**	(483)	(2,003)
Amortisation of intangible assets		**(50)**	(52)	(228)
Write-down of inventory in Sapa Profiles		**0**	0	(372)
Restructuring and significant impairments		**0**	0	(1,282)
Operating profit		**183**	977	2,358
Profit/loss from associates		**135**	179	2,189
Dividends		**45**	88	473
Gains, losses and write-downs in the Share Portfolio		**(315)**	(295)	(6,043)
Financial items, net		**(363)**	(103)	(992)
Profit/loss before taxes		**(315)**	846	(2,015)
Tax expenses		**(40)**	(184)	(895)
Profit/loss for the period for continued operations		**(355)**	662	(2,910)
Gains/profit discontinued operations	8	**993**	25	(55)
Profit/loss for the period		**638**	687	(2,965)
Minority interest's share of the profit/loss for the period		**(70)**	52	(137)
Majority interest's share of the profit/loss for the period		**708**	635	(2,828)
Profit/loss before taxes, the Industry division		**36**	955	3,356
Profit/loss before taxes, Orkla Financial Investments		**(351)**	(109)	(5,371)

EARNINGS PER SHARE

Amounts in NOK	1.1. - 31.3. 2009	1.1. - 31.3. 2008	1.1. - 31.12. 2008
Earnings per share	**0.7**	0.6	(2.8)
Earnings per share (diluted)	**0.7**	0.6	(2.8)
Earnings per share (diluted)[1]	**(0.3)**	0.6	(1.1)

[1] Excl. amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring, significant impairments and discontinued operations.

THE GROUP'S CONDENSED COMPREHENSIVE INCOME STATEMENT

Amounts in NOK million	Note	1.1. - 31.3. 2009	1.1. - 31.3. 2008	1.1. - 31.12. 2008
Profit/loss for the accounting period		**638**	687	(2,965)
Change in unrealised gains on shares		**(329)**	(1,078)	(2,334)
Change in hedging reserve		**55**	(470)	68
Translation effects		**(1,069)**	(279)	2,788
Total other income and expenses		**(1,343)**	(1,827)	522
The Group's condensed comprehensive income	3	**(705)**	(1,140)	(2,443)

THE GROUP'S CONDENSED BALANCE SHEET

Amounts in NOK million	31.3. 2009	31.12. 2008
Intangible assets	**17,720**	17,301
Property, plant and equipment	**25,314**	26,368
Financial assets	**17,566**	18,331
Non-current assets	**60,600**	62,000
Assets in discontinued operations	**-**	3,148
Inventories	**8,637**	9,564
Receivables	**11,685**	14,331
Share Portfolio, etc.	**9,925**	11,445
Cash and cash equivalents	**3,761**	4,438
Current assets	**34,008**	39,778
Total assets	**94,608**	104,926
Paid-in equity	**1,993**	1,993
Earned equity	**44,765**	45,390
Minority interests	**413**	2,686
Equity	**47,171**	50,069
Provisions	**5,001**	5,233
Non-current interest-bearing liabilities	**27,977**	29,598
Current interest-bearing liabilities	**2,659**	3,654
Liabilities in discontinued operations	**-**	665
Other current liabilities	**11,800**	15,707
Equity and liabilities	**94,608**	104,926
Equity ratio (%)	**49.9**	47.7

CHANGES IN EQUITY (excluding minority interests)

Amounts in NOK million	1.1. - 31.3. 2009	1.1. - 31.12. 2008
Equity 1 January	**47,383**	52,663
The Group's condensed comprehensive income	**(705)**	(2,443)
Deducted minority interests	**70**	137
Dividends	**0**	(2,282)
Buybacks of Orkla shares	**0**	(561)
Option costs	**10**	21
Adjustment of minority interests in Sapa Profiles	**-**	(152)
Equity at the close of the accounting period	**46,758**	47,383

THE GROUP'S CONDENSED CASH FLOW

	1.1. - 31.3.		1.1. - 31.12.
Amounts in NOK million	**2009**	**2008**	**2008**
Cash flow in the Industry division:			
Operating profit	**230**	993	2,456
Amortisation, depreciation and impairment charges	**658**	528	3,026
Changes in net working capital, etc.	**(349)**	(335)	(569)
Cash flow from operations before net replacement expenditures	**539**	1,186	4,913
Net replacement expenditures	**(325)**	(347)	(2,271)
Cash flow from operations	**214**	839	2,642
Financial items, net	**(501)**	(282)	(1,544)
Cash flow from Industry division	**(287)**	557	1,098
Cash flow from Orkla Financial Investments	**507**	473	(863)
Taxes paid	**(456)**	(427)	(1,327)
Other capital transactions	**55**	(18)	143
Cash flow before capital transactions	**(181)**	585	(949)
Paid dividends	**(1)**	(19)	(2,348)
Net purchase of Orkla shares	**0**	(662)	(561)
Cash flow before expansion	**(182)**	(96)	(3,858)
Expansion investment in Industy division	**(614)**	(740)	(4,142)
Sale of companies/shares of companies	**0**	101	1,317
Purchase of companies/shares of companies	**(67)**	(485)	(1,059)
Net purchase/sale of portfolio investments	**362**	(1,055)	(1,829)
Net cash flow	**(501)**	(2,275)	(9,571)
Currency effects of net interest-bearing liabilities	**1,337**	(170)	(1,675)
Change in net interest-bearing liabilities	**(836)**	2,445	11,246
Net interest-bearing liabilities	**26,588**	18,623	27,424

NOTES

NOTE 1 General information

Orkla ASA's condensed, consolidated financial statement for the first quarter of 2009 was approved by the board meeting of 5 May 2009. The accounting figures have not been audited. Orkla ASA is a public limited liability company with offices at Skøyen in Oslo, Norway. The shares are traded on Oslo Børs (the Oslo Stock Exchange). The interim report was drawn up in keeping with IAS 34 Interim Reporting, and it has followed the same accounting principles and calculation methods as in the last financial statement.

NOTE 2 Segments

Segments are reported in accordance with IFRS 8. The classification by segment has not changed as a result of the transition from IAS 14 to IFRS 8, because that is the way the results are reported to the management. Further segment information about the cash flow situation has been incorporated in the table before each main area in the text of the quarterly accounts.

OPERATING REVENUES

	1.1. - 31.3.		1.1. - 31.12.
Amounts in NOK million	2009	2008	2008
Orkla Group	**13,448**	16,332	65,579
Orkla Brands	**5,398**	5,361	23,398
Orkla Foods Nordic	**2,283**	2,293	9,913
Orkla Brands Nordic	**1,870**	1,859	7,719
Orkla Brands International	**430**	526	2,440
Orkla Food Ingredients	**898**	780	3,670
Eliminations Orkla Brands	**(83)**	(97)	(344)
Orkla Aluminium Solutions	**4,883**	7,432	27,809
Sapa Profiles	**3,780**	5,961	21,904
Sapa Heat Transfer & Building System	**1,290**	1,754	6,909
Eliminations Orkla Aluminium Solutions	**(187)**	(283)	(1,004)
Orkla Materials	**2,808**	3,279	13,600
Elkem	**1,838**	2,065	8,939
Elkem Energy	***556***	*442*	*1,954*
Elkem Silicon-related	***1,456***	*1,866*	*8,025*
Eliminations Elkem	***(174)***	*(243)*	*(1,040)*
Borregaard	**988**	1,216	4,673
Borregaard Energy	***48***	*62*	*240*
Borregaard Chemicals	***987***	*1,207*	*4,632*
Eliminations Borregaard	***(47)***	*(53)*	*(199)*
Eliminations Orkla Materials	***(18)***	*(2)*	*(12)*
Orkla Financial Investments	**371**	288	876
Orkla HQ/Other Business/Eliminations	**(12)**	(28)	(104)

OPERATING PROFIT - EBITA[1]

Orkla Group	**233**	1,029	4,240
Orkla Brands	**522**	492	2,590
Orkla Foods Nordic	**171**	160	1,050
Orkla Brands Nordic	**327**	327	1,324
Orkla Brands International	**(3)**	(27)	5
Orkla Food Ingredients	**27**	32	211
Orkla Aluminium Solutions	**(342)**	343	697
Sapa Profiles	**(313)**	200	109
Sapa Heat Transfer & Building System	**(29)**	143	588
Orkla Materials	**164**	282	1,373
Elkem	**116**	180	942
Elkem Energy	***250***	*104*	*578*
Elkem Silicon-related	***(134)***	*76*	*364*
Borregaard	**48**	102	431
Borregaard Energy	***10***	*25*	*198*
Borregaard Chemicals	***38***	*77*	*233*
Orkla Financial Investments	**(47)**	(15)	(98)
Orkla HQ/Other Business	**(64)**	(73)	(322)

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring and significant impairments.

NOTE 3 THE GROUP'S CONDENSED COMPREHENSIVE INCOME

The presentation of the Group's condensed comprehensive income is new relative to IAS 1(R). The amounts are presented net after taxes and must be considered in relation to what has been recognised in the ordinary presentation of the Group's profit/loss.

NOTE 4 ACQUISITION OF COMPANIES

In 2009, Orkla has acquired two smaller businesses, a subsidiary in Sapa and an associate in Orkla Eiendom. Total cost price is NOK 67 million.

The balance sheet has increased by a total of NOK 108 million as a result of the acquisitions.

The acquired companies only constitute minor increases in the Group's profit/loss and revenue.

NOTE 5 RELATED PARTIES

There have not been any special transactions between the Group and related parties during the first three months of the year. In some investments, the Canica system (biggest owner in Orkla with a 23.3 % shareholding) and Orkla both own shares in certain companies.

NOTE 6 OPTIONS AND OWN SHARES

Options have not been exercised during the period and the Group owns 10,277,000 shares.

A total of 325,000 options have been exercised in a cash bonus during the period. The number of outstanding options in cash bonus at 31 March 2009 is 134,000.

On 12 January and 12 March 2009, Orkla reduced its hedge position in financial, cash-settled derivatives tied to the Orkla share's price trend with 800,000 underlying shares, to 600,000 underlying shares.

In connection with Orkla's programme for Shares for Employees, another 884 shares were transferred to Orkla employees on Friday, 9 January 2009. After that, a total of 1,992,381 shares have been transferred to the Group's own employees in connection with Shares for Employees 2008. There have not been any other movements in the Group's own shares during this period, and Orkla's holding of its own shares after this transaction amounts to 11,917,004 shares.

NOTE 7 EVALUATIONS CONCERNING IMPAIRMENT

As a result of the ongoing financial crisis, many of the markets in which the Orkla Group operates are still demanding. This is particularly true in Sapa Profiles. This company was thoroughly analysed and valued in connection with the swap transaction between Elkem Aluminium ANS and Alcoa's minority interest in Sapa Profiles. The trend for Sapa Profiles is in keeping with the evaluations that were carried out in this process, even though the reported results are temporary weak.

Based on the Group's principles, the Share Portfolio has been written down by NOK 816 million during the quarter. Continued weak markets will result in further write-downs.

The book value of the REC investment was NOK 14.8 billion on 31 December 2008, while the corresponding market value was NOK 12.6 billion. The share price for REC has fluctuated considerably in the first quarter, and on 31 March, book value came to NOK 14.7 billion while the corresponding market value was NOK 11.5 million. The recoverable amount is estimated to be higher than the book value.

Through recognition of the Group's share of earnings, the investment in SPDE was reduced by NOK 78 million.

No other value adjustments have been conducted by businesses in the first quarter of 2009, but the trend is being carefully followed in light of the financial crisis and negative economic growth.

NOTE 8 DISCONTINUED OPERATIONS

The agreement to swap the Group's 50 % share in Elkem Aluminium ANS for Alcoa's 45.45 % share in Sapa Profiles was finally carried out on 31 March 2009. As a result of this transaction, Orkla has recognised NOK 993 million. The transaction is a swap transaction where the value of the business was assessed at USD 500 million after Orkla received a cash allotment of NOK 450 million. The results consists of the following elements:

	1.1. – 31.3.	
Amount in NOK	**2009**	**2008**
Operating revenue	**498**	643
EBITA	**(102)**	33
Profit/loss before taxes	**(107)**	34
Profit/loss after taxes	**(107)**	25
Profit from sales	**1,116**	-
Tax on profit	**(16)**	-
Total discontinued operations	**993**	25

For Orkla Aluminium Solutions, the transaction will be a stepwise acquisition and the difference between the purchase amount and book value of the minority interest are entered in the balance sheet as goodwill worth NOK 1.3 billion (see also note 7).

NOTE 9 OTHER MATTERS

No other events have occurred after the balance sheet date that would have affected the accounts or implemented assessments.